UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Unaudited Condensed Consolidated Interim Financial Statements
PagSeguro Digital Ltd. As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of June 30, 2021 and December 31, 2020
(All amounts in thousands of reais)

	Note	June 30, 2021	December 31, 2020

Assets
Current assets
Cash and cash equivalents	5	1,195,544	1,640,065
Financial investments	6	1,009,984	979,837
Accounts receivable	7	17,644,093	16,042,970
Inventories		72,971	30,429
Taxes recoverable	8	565,054	388,975
Other receivables		139,525	164,805
Total current assets		20,627,171	19,247,081
Non-current assets
Accounts receivable	7	53,187	33,570
Judicial deposits		38,256	7,449
Deferred income tax and social contribution	18	88,083	83,296
Prepaid expenses LP		8,949	10,293
Investment		16,155	16,400
Property and equipment	11	2,047,630	1,802,613
Intangible assets	12	1,306,707	1,123,620
Total non-current assets		3,558,967	3,077,241

Total assets		24,186,138	22,324,322

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of June 30, 2021 and December 31, 2020
(All amounts in thousands of reais)

	Note	June 30, 2021	December 31, 2020

Liabilities and equity
Current Liabilities
Payables to third parties	13	9,817,037	10,101,510
Trade payables		343,938	335,539
Payables to related parties	9	288,169	58,336
Deposits	14	1,547,009	571,996
Salaries and social security charges	15	217,834	175,198
Taxes and contributions	16	30,248	26,042
Provision for contingencies	17	20,092	17,063
Deferred revenue		195,252	186,219
Other liabilities		109,178	102,572
Total current liabilities		12,568,757	11,574,475

Non-current liabilities
Deferred income tax and social contribution	18	1,259,056	1,132,595
Deposits	14	242,512	194,090
Provision for contingencies	17	12,815	11,741
Deferred revenue		26,757	27,336
Other liabilities		67,146	56,626
Total non-current liabilities		1,608,286	1,422,388

Total liabilities		14,177,043	12,996,863

Equity
Share capital	19	26	26
Treasury shares	19	(870)	(13,609)
Capital reserve	19	5,909,994	5,784,288
Retained earnings	19	4,109,835	3,566,522
Equity valuation adjustments	19	(22,372)	(22,372)
Other comprehensive income	19	212	491
		9,996,825	9,315,346

Non-controlling interests		12,270	12,113

Total equity		10,009,095	9,327,459

Total liabilities and equity		24,186,138	22,324,322

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of income
For the three and six-month periods ended June 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

		Three-month period		Six-month period
	Note	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Revenue from transaction activities and other services	21	1,548,128	856,462	2,933,098	1,823,266
Financial income	21	786,610	459,247	1,443,593	1,021,515
Other financial income	21	34,861	41,735	60,108	99,958

Total revenue and income		2,369,599	1,357,444	4,436,799	2,944,739

Cost of sales and services	22	(1,295,018)	(793,290)	(2,441,103)	(1,561,926)
Selling expenses	22	(363,770)	(111,202)	(731,882)	(300,224)
Administrative expenses	22	(225,899)	(94,251)	(414,969)	(180,036)
Financial expenses	22	(133,784)	(17,873)	(178,172)	(63,435)
Other income (expenses), net	22	(12,951)	71,609	27,855	69,473
Profit before income taxes		338,177	412,437	698,528	908,591
Current income tax and social contribution	18	(1,672)	(17,967)	(21,638)	(21,768)
Deferred income tax and social contribution	18	(64,361)	(98,156)	(133,420)	(233,596)
Income tax and social contribution		(66,033)	(116,123)	(155,058)	(255,364)
Net income for the period		272,144	296,314	543,470	653,227
Attributable to:
Equity holders of the parent		272,047	296,135	543,313	652,805
Non-controlling interests		97	179	157	422
Basic earnings per common share - R$	20	0.8242	0.9001	1.6459	1.9842
Diluted earnings per common share - R$	20	0.8234	0.8976	1.6444	1.9786

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of comprehensive income
For the three and six-month periods ended June 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

	Three-month period		Six-month period
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net income for the period	272,144	296,314	543,470	653,227
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(582)	96	(504)	550
Loss on investments designated at fair value through OCI	102	(283)	340	(190)
Income tax and social contribution	(35)	96	(115)	65
Other comprehensive income for the period	271,629	296,223	543,191	653,652
Attributable to
Equity holders of the parent	271,532	296,044	543,034	653,230
Non-controlling interests	97	179	157	422
Net income for the period	271,629	296,223	543,191	653,652

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of changes in equity
For the six-month periods ended June 30, 2021 and 2020
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share‑based long‑term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

On December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948
Net income for the period		—	—	—	—	652,805	—	—	652,805	422	653,227
Currency translation adjustment		—	—	—	—	—	—	550	550	—	550
Loss on financial assets through other comprehensive income		—	—	—	—	—	—	(125)	(125)	—	(125)
Non-controlling		—	—	—	—	—	—	—	—	(313)	(313)
Shares issued		—	—	3,834	(3,834)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	44,974	—	—	—	44,974	—	44,974
Acquisition of treasury shares		—	(44,775)	—	—	—	—	—	(44,775)	—	(44,775)
On June 30, 2020		26	(86,042)	5,690,089	136,388	2,927,669	(22,372)	235	8,645,993	22,493	8,668,486
Net income for the period		—	—	—	—	638,853	—	—	638,853	220	639,073
Currency translation adjustment		—	—	—	—	—	—	409	409	—	409
Loss on financial assets through other comprehensive income		—	—	—	—	—	—	(153)	(153)	—	(153)
Non-controlling		—	—	—	—	—	—	—	—	(10,600)	(10,600)
Shares issued		—	—	—	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	30,244	—	—	—	30,244	—	30,244
(LTIP) of treasury shares		—	72,433	—	(72,433)	—	—	—	—	—	—
On December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459
Net income for the period	19	—	—	—	—	543,313	—	—	543,313	157	543,470
Currency translation adjustment	19	—	—	—	—	—	—	(503)	(503)	—	(503)
Loss on financial assets through other comprehensive income	19	—	—	—	—	—	—	225	225	—	225
Non-controlling	19	—	—	—	—	—	—	—	—	—	—
Shares issued	19	—	—	53,612	(53,612)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	19	—	—	—	138,444	—	—	—	138,444	—	138,444
(LTIP) of treasury shares	19	—	12,739	—	(12,739)	—	—	—	—	—	—
On June 30, 2021		26	(870)	5,743,701	166,292	4,109,835	(22,372)	213	9,996,825	12,270	10,009,095
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of cash flows
For the six-month periods ended June 30, 2021 and 2020
(All amounts in thousands of reais)

	June 30, 2021	June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	698,528	908,591
Expenses (revenues) not affecting cash:
Depreciation and amortization	339,826	140,985
Chargebacks	320,160	130,496
Accrual of provision for contingencies	12,577	5,140
Share based long term incentive plan (LTIP)	185,425	30,333
Reversal of taxes and contributions	(29,114)	(84,292)
Loss on disposal of property, equipment and intangible assets	12,206	—
Other (income) cost, net	38,283	4,475
Changes in operating assets and liabilities
Accounts receivable	(2,196,876)	(646,289)
Financial investments (mandatory guarantee)	20,606	(128,442)
Inventories	(42,542)	(11,688)
Taxes recoverable	(134,305)	(75,404)
Other receivables	(4,133)	21,060
Deferred revenue	8,454	73,827
Other liabilities	23,088	3,286
Payables to third parties	(315,817)	303,594
Trade payables	9,200	(28,222)
Receivables from (payables to) related parties	229,833	119,024
Deposits	999,783	317,786
Salaries and social charges	(4,344)	3,152
Taxes and contributions	38,048	(28,179)
Provision for contingencies	(9,936)	(3,879)
	198,950	1,055,354
Income tax and social contribution paid	(54,302)	(8,883)
Interest income received	255,977	114,050
NET CASH USED IN OPERATING ACTIVITIES	400,625	1,160,521
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(475,562)	(476,247)
Purchases and development of intangible assets	(325,164)	(217,294)
Redemption (Acquisition) of financial investments	(38,193)	839,070
NET CASH USED IN INVESTING ACTIVITIES	(838,919)	145,529
CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury shares	—	(44,775)
Payment of leases	(6,384)	—
Capital increase by non-controlling shareholders	157	90
NET CASH PROVIDED BY FINANCING ACTIVITIES	(6,227)	(44,685)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(444,521)	1,261,362
Cash and cash equivalents at the beginning of the period	1,640,065	1,403,955
Cash and cash equivalents at the end of the period	1,195,544	2,665,317
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

g

1. General information
PagSeguro Digital Ltd. ("PagSeguro Digital" or the "Company") is a holding company, subsidiary of Universo Online S.A. ("UOL"), referred to together with its subsidiaries as the "PagSeguro Group", was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. ("PagSeguro Brazil") were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses ("SMEs").
On July 15, 2020 PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeg Participações Ltda. ("PagSeg") and on October 22, 2020, PagSeguro Group constituted another holding company incorporated under PagSeg called PagBank Participações Ltda. ("PagBank").
On December 30, 2020, PagBank acquired 20% of the share capital of BoletoFlex Tecnologia e Serviços LTDA. ("BoletoFlex"). Total consideration paid amounted to R$15,000 which was settled in cash on January 4, 2021. PagSeguro Brazil does not have control of BoletoFlex operation, based on IFRS 3. BoletoFlex is not consolidated in these financial statements.
PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Boa Compra Tecnologia Ltda. ("Boa Compra"), BCPS Online Services Lda. ("BCPS"), R2TECH Informática Ltda. ("R2TECH"), BIVACO Holdings Ltda. ("BIVACO"), PagSeguro Biva Securitizadora de Créditos Financeiras S.A. ("Biva"), Fundo de Investimento em Direitos Creditórios - PagSeguro ("FIDC"), Tilix Digital Ltda. ("TILIX"), YAMÍ Software & Inovação Ltda. ("YAMÍ"), RegistraSeguro S.A. ("RegistraSeguro"), CDS Serviços Financeiros LTDA. ("CDS"), Zygo Serviços de Tecnologia S.A. ("ZYGO") and Wirecard Brazil S.A ("MOIP").
In our annual financial statements for the year ended December 31, 2020, we mentioned as subsequent event a corporate reorganization to improve administration of the corporate structure and to group the operating subsidiaries under appropriate holding companies based on the services provided by each one. This reorganization requires Brazilian Central Bank approval before implementation, and we are still awaiting the approval by the Brazilian Central Bank.
These consolidated financial statements include BS Holding Financeira Ltda (“BS Holding”) and its subsidiary BancoSeguro S.A. (“BancoSeguro”), PagSeguro Brazil and its subsidiaries and PagSeg and its subsidiaries.
1.1     COVID-19
We have observed that the main impact of the COVID-19 pandemic in our total purchase volume (TPV) has occurred between late March and June 2020, as most of the Brazilian cities were under social isolation and partial shutdowns. The partial shutdowns affected all in store and non-essential businesses, resulting in a severe impact in the Brazilian economy, but also driving small and medium business to pivot to a digital first mindset and adopt online sales channels, resulting in an unprecedented digitalization process of payments and banking in Brazil.
Since early July 2020, most of the cities in Brazil started a reopening process, with a gradual recovery of important commercial activities such as shopping malls, general retail, restaurants, and bars, among other non-essential and in-store businesses.
In the first three months of 2021, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country.
In the second quarter of 2021, especially after the beginning of June, most of the cities in Brazil accelerated the vaccination of the population, consequently we have seen a graduated reopening process, with extension of opening hours of commercial activities. On June 30, 2021, 72.5 million inhabitants had received at least the first vaccine shot against COVID-19 in Brazil, equivalent to 34% of the Brazilian population and 26.0 million inhabitants received the second vaccine shot or vaccines with a unique shot, representing 12% of the Brazilian population.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

1. General information (continued)
We have a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Our marketing and sales expenses are also variable and depends on our strategy to leverage new products and services such as PagBank. We are also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.
Our employees are our number one priority. Almost 100% of our workforce is still working from home.
We have a solid position in terms of cash, liquidity and working capital levels and in the six-month period ended June 30, 2021, we have not faced impairment of our assets due to COVID-19.

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies
These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.
These unaudited condensed consolidated interim financial statements for three and six-month periods ended June 30, 2021 were authorized for issuance by the PagSeguro Digital’s Board of Directors on August 10, 2021.
2.1.    Basis of preparation of condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.
These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.
2.2.    New accounting pronouncements
IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation, and disclosure, which became effective on January 1, 2021. IFRS 17 replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance, and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group analyzed their contracts and concluded that is not exposed to insurance contracts.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

3. Consolidation of subsidiaries

On June 30, 2021
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	21,082,358	12,140,309	8,942,049	536,326	99.99	Direct
BS Holding	467,269	—	467,269	12,634	99.99	Direct
Pagseg Participações	23,760	2,000	21,760	(1,789)	99.99	Direct
Pagbank Participações	18,984	—	16,984	(266)	99.99	Indirect
Net+Phone	372,120	27,321	344,798	37,069	99.99	Indirect
Boa Compra	414,031	246,747	167,284	4,674	99.99	Indirect
BCPS	2,102	158	1,944	515	99.99	Indirect
R2TECH	20,560	2,041	18,519	7,736	99.99	Indirect
BSEC	822,443	820,935	1,509	1,141	99.99	Indirect
BIVA	26,162	3,634	22,528	7,374	99.99	Indirect
FIDC	4,226,549	985,911	3,240,637	1,162,376	100.00	Indirect
TILIX	13,641	1,349	12,292	4,911	99.99	Indirect
BancoSeguro	6,357,984	5,906,173	451,811	12,645	100.00	Indirect
Yamí	1,513	738	776	(183)	99.99	Indirect
Registra Seguro	5,000	3	4,997	(3)	99.99	Indirect
CDS	8,996	7,794	1,202	(1,429)	99.99	Indirect
Zygo	3,035	7,275	(4,240)	(4,472)	99.99	Indirect
Moip	720,468	537,034	183,434	2,282	100.00	Indirect

On December 31, 2020 (except for net income, that is presented to six months period ended June 30, 2020)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	20,089,735	11,716,120	8,373,615	626,329	99.99	Direct
BS Holding	488,173	—	488,173	22,819	99.99	Direct
Pagseg Participações	2	—	2	—	99.99	Direct
Pagbank Participações	15,001	15,000	1	—	99.99	Indirect
Net+Phone	340,829	33,100	307,729	(92,379)	99.99	Indirect
Boa Compra	431,624	268,731	162,893	11,557	99.99	Indirect
BCPS	2,410	476	1,934	296	99.50	Indirect
R2TECH	12,511	1,639	10,872	3,671	99.99	Indirect
BSEC	488,988	488,616	372	—	99.99	Indirect
BIVA	38,320	2,575	35,745	(3,861)	99.99	Indirect
FIDC	3,422,207	327,070	3,095,137	882,507	100.00	Indirect
TILIX	8,361	979	7,382	(1,599)	99.99	Indirect
BancoSeguro	5,364,406	4,891,653	472,753	23,706	100.00	Indirect
Yamí	1,453	489	964	(45)	99.99	Indirect
Registra Seguro	5,000	—	5,000	(12)	99.99	Indirect
CDS	4,724	1,073	3,651	—	99.99	Indirect
Zygo	2,310	2,078	232	—	99.99	Indirect
Moip	741,689	560,536	181,153	—	100.00	Indirect
The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2020.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

4. Segment reporting
Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 3.1% and 3.0% for the six and three month periods ended June 30, 2021 (2.1% and 1.6% for the six and three month periods ended June 30, 2020).

5. Cash and cash equivalents

	June 30, 2021	December 31, 2020

Short-term bank deposits	243,137	415,387
Short-term investment	952,407	1,224,678
	1,195,544	1,640,065
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 4.25% per year and 2.0% on December 31, 2020).

6. Financial investments
Consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 4.25% per year and 2.0% per year in December 2020), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs as of June 30, 2021 totaled R$53 (a gain of R$225 in six-month period ended June 30, 2021).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable

	June 30, 2021					December 31, 2020
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Elo	Total

Legal obligors
Itaú	417,584	2,044,751	682,285	—	3,144,620	774,445	2,100,129	627,463	—	3,502,037
Bradesco	1,766,082	298,843	—	542,658	2,607,583	1,759,911	294,631	—	409,384	2,463,926
Santander	290,033	2,102,002	—	—	2,392,035	448,592	2,043,676	—	—	2,492,268
Nubank	—	1,821,406	—	—	1,821,406	—	1,421,074	—	—	1,421,074
Banco do Brasil	518,808	263,319	—	317,929	1,100,056	988,772	251,808	—	250,849	1,491,429
Banco Carrefour	131,294	653,661	—	—	784,955	107,927	543,513	—	—	651,440
Porto Seguro	504,955	118,272	—	—	623,227	407,688	87,882	—	—	495,570
CEF	100,718	236,714	—	218,823	556,255	158,879	238,196	—	223,354	620,429
Other (iv)	1,057,996	1,998,985	—	142,754	3,199,735	702,021	1,213,335	—	98,074	2,013,430

Total card issuers (i)	4,787,470	9,537,953	682,285	1,222,164	16,229,872	5,348,235	8,194,244	627,463	981,661	15,151,603

Cielo - Elo	—	—	—	—	240,741	—	—	—	—	209,318
Getnet	—	—	—	—	107,454	—	—	—	—	56,799
Other	—	—	—	—	29,150	—	—	—	—	29,031

Total acquirers (ii)	—	—	—	—	377,345	—	—	—	—	295,148

Other current	—	—	—	—	1,036,876	—	—	—	—	596,219
Other non-current	—	—	—	—	53,187	—	—	—	—	33,570

Total (iii)	—	—	—	—	1,090,063	—	—	—	—	629,789

Total accounts receivable	4,787,470	9,537,953	682,285	1,222,164	17,697,280	5,348,235	8,194,244	627,463	981,661	16,076,540

(i)	Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, if the legal obligors do not make the payment.
(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)
Other accounts receivable are mainly related to loans and credit card receivables with our customers. This amount is presented net of the ECL (“expected credit losses”), which is measured according to the IFRS 9. The provision rates are based on the internal credit rating that considers external information and are based on days past due. Every report date, PagSeguro reassesses the premises to adjust the historical credit loss experience with prospective information.

(iv)	Refers to other pulverized receivables from legal obligors.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable (Continued)
The maturity analysis of accounts receivable is as follows:

	June 30, 2021	December 31, 2020

Due within 30 days	4,785,843	6,951,316
Due within 31 to 120 days	8,195,003	6,129,039
Due within 121 to 180 days	2,281,790	1,509,449
Due within 181 to 360 days	2,381,457	1,453,166
Due after 360 days	53,187	33,570
	17,697,280	16,076,540

8. Taxes Recoverable

	June 30, 2021	December 31, 2020

Income tax and Social contribution (i)	352,506	223,057
Social integration program (ii)	182,870	151,165
Value-added tax on sales and services (iii)	20,064	14,646
Other	9,614	107
	565,054	388,975

(i)	Refers to the income tax and social contribution, mainly related to FIDC quotas redeemed on June 28,2021 amounted to R$1,016,865, representing withholding taxes of R$147,365.
(ii)	Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services and purchase of POS devices.
(iii)	Refers to the Value-added Tax on Sales and Services (ICMS) due to purchases of POS devices.

9. Related-party balances and transactions
The PagSeguro Group is controlled by UOL (incorporated in Brazil).
i)Balances and transactions with related parties

	June 30, 2021	December 31, 2020
	Payables	Payables

Immediate parent
UOL - sales of services (a)	19,499	15,720
UOL - shared service costs (b)	15,468	12,539
UOL – Deposits (c)	16,299	11,391
Affiliated companies
UOL Edtech Tecnologia - Deposits (c)	216,862	—
UOL Diveo - sales of services (d)	96	10,218
Transfolha Transportadora e Distribuição Ltda.	1,268	1,933
Compasso Informática S.A. (d)	9,642	—
Others	9,035	6,535
	288,169	58,336

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

(a)	Sales of services refers mainly to the purchase of advertising services from UOL.
(b)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)	Certificate of deposits (CD) acquired by UOL and UOL Edtech from BancoSeguro, with due date of May,2022 and April,2022, respectively.
(d)	This payable refers mainly to colocation and cloud services, in 2020 these services were provided by UOL Diveo and in 2021 these services are provided by the affiliated company Compasso.
All transactions with related parties are performed under market conditions, including the CD interest rates and payment terms.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

9. Related-party balances and transactions (continued)
ii)Balances and transactions with related parties

	Three-month period				Six-month period
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL - shared service costs (a)	—	42,249	—	25,029	—	77,060	—	56,238
UOL - sales of services (b)	810	5,015	690	9,707	1,584	10,220	1,321	21,938
UOL - deposits (c)	—	212	—	—	—	319	—	—
Affiliated companies
UOL Diveo - sales of services (d)	—	726	—	13,742	—	1,742	—	26,221
Compasso Informática S.A. (d)	—	20,941	—	—	—	41,247	—	—
Transfolha Transportadora e Distribuição Ltda.	—	3,314	—	5,825	—	8,887	—	10,046
Others	304	1,678	8	100	—	1,847	8	2,554
	1,114	74,135	698	54,403	1,584	141,322	1,329	116,997

(a)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses and the increase in 2021 relates mainly to higher payroll costs (profit sharing).
(b)	Sale of services expenses is related to advertising services and software licenses from UOL and revenue is related to intermediation fees.
(c)	Expenses are related to UOL purchase of BancoSeguro’s Certificate of Deposits (CD).
(d)	Expenses related to colocation and cloud services. In 2020, these services were provided by UOL Diveo and in 2021 the same services are provided by the affiliated company Compasso. The increase in 2021 relates to higher volume of cloud services due to the increase in active merchants and PagBank users.
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the three and six month periods ended June 30, 2021 amounted to R$10,290 and R$39,420 (R$1,015 and R$3,767 for the three and six month periods ended June 30, 2020).

10. Business combinations
On July 23, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of Zygo. Total consideration amounted to R$8,000 and the total net assets acquired at fair value amounted to R$1,883, resulting in the preliminary recognition of goodwill of R$6,117 In July, 2021 we concluded the purchase price allocation and result in the goodwill of R$5,769, with the allocation of R$348 as no compete agreement and software. The consideration paid in cash amounted to R$5,053 and the remaining portion of purchase price will be retained for eventual debt.
On August 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of CDS. Total consideration paid in cash amounted to R$2,379 and the total net assets acquired at fair value amounted to R$2,379, resulting in no goodwill.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

10. Business combinations (continued)
On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of MOIP. Purchase price amounted to R$358,609 and the total net assets acquired at fair value amounted to R$171,946. The initial consideration paid in cash amounted to R$307,855 and on March 8, 2021, paid additional amount of R$32,573. The remaining portion in amount of R$18,181 was recognized in other liabilities in non-current liabilities. The preliminary purchase price allocation ("PPA") was completed on December 31, 2020, which included the recognition of a customer portfolio with a fair value of R$58,506, resulting in the recognition of goodwill of R$128,157, which is attributable mainly to operational synergy and cost reductions. The PPA was calculated using projections for the period of five years based on management's budgets for MOIP and applying a long-term growth rate based on the estimated gross domestic product ("GDP") plus the estimated growth of GDP of services (fluctuating from 5,7% to 6,3% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 11,7% to 13,3% per year).
These acquisitions are in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products, and services for our digital ecosystem. The fair value of assets and liabilities of these acquisitions is detailed in our annual financial statements for the year ended December 31, 2020.

11. Property and equipment
a)Property and equipment are composed as follows:

	June 30, 2021
	Cost	Accumulated depreciation	Net

Data processing equipment	96,037	(43,551)	52,486
Machinery and equipment (i)	2,320,653	(406,305)	1,914,348
Buildings Leasing	79,032	(18,124)	60,908
Other	26,306	(6,418)	19,888
	2,522,028	(474,398)	2,047,630

	December 31, 2020
	Cost	Accumulated depreciation	Net

Data processing equipment	77,413	(35,572)	41,841
Machinery and equipment (i)	1,881,556	(204,154)	1,677,403
Buildings Leasing	79,889	(12,623)	67,266
Other	22,116	(6,012)	16,104
	2,060,974	(258,361)	1,802,613

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

11. Property and equipment (continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing	Other	Total

On December 31, 2020
Opening balance	46,538	343,229	—	10,223	399,990
Cost	12,297	1,509,815	79,889	9,609	1,611,610
Purchases	10,820	1,519,280	79,715	3,789	1,613,604
Disposals	(1,509)	(9,838)	(684)	(74)	(12,105)
Acquisition of subsidiary	2,986	374	857	5,894	10,111
Depreciation	(16,994)	(175,641)	(12,623)	(3,729)	(208,987)
Depreciation	(15,596)	(175,805)	(12,227)	(1)	(203,629)
Disposals	21	264	—	17	302
Acquisition of subsidiary	(1,419)	(100)	(396)	(2,746)	(4,661)
Net book value	41,841	1,677,403	67,266	16,103	1,802,613

On December 31, 2020
Cost	77,413	1,881,556	79,889	22,116	2,060,974
Accumulated depreciation	(35,572)	(204,154)	(12,623)	(6,012)	(258,361)

Net book value	41,841	1,677,403	67,266	16,104	1,802,613

On June 30, 2021
Opening balance
Cost	18,624	439,097	(857)	4,191	461,055
Purchases	18,867	450,754	—	5,941	475,562
Disposals	(243)	(11,657)	(857)	(1,750)	(14,507)
Depreciation	(7,979)	(202,151)	(5,501)	(407)	(216,038)
Depreciation	(8,101)	(204,904)	(5,998)	(1,379)	(220,382)
Disposals	122	2,753	497	972	4,344
Net book value	10,645	236,946	(6,358)	3,784	245,017

On June 30, 2021	—	—	—	—	—
Cost	96,037	2,320,653	79,032	26,306	2,522,028
Accumulated depreciation	(43,551)	(406,305)	(18,124)	(6,418)	(474,398)
Net book value	52,486	1,914,348	60,908	19,888	2,047,630

(i)	Net book value of machinery and equipment are R$1,869,099 of POS devices (R$1,635,782, as of December 31, 2020), which are depreciated over 5 years. The depreciation of POS in the six-month period ended June 30, 2021, amounted to R$202,531 (R$51,024 in the six-month period ended June 30, 2020). On June 30, 2021, PagSeguro have contractual obligations to acquire POS Devices in the amount of R$1,434,674 (1,386,324 on December 31, 2020).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

12. Intangible assets
a)    Intangible assets are composed as follows:

	June 30, 2021
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	1,631,967	(622,632)	1,009,335
Software licenses	113,018	(39,459)	73,559
Goodwill (ii)	169,667	—	169,667
Other	62,785	(8,639)	54,146
	1,977,437	(670,730)	1,306,707

	December 31, 2020
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	1,319,061	(501,319)	817,742
Software licenses	103,256	(29,060)	74,196
Goodwill (ii)	169,667	—	169,667
Other	62,786	(771)	62,015
	1,654,770	(531,150)	1,123,620

(i)	The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)	The balances comprise the goodwill arising from the acquisition of the companies R2Tech, Biva, BancoSeguro, Yamí Zygo and MOIP

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

12. Intangible assets (continued)
b)    The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2020	485,939	44,755	54,858	4,001	589,553
Opening balance
Cost	531,092	45,010	114,809	58,199	749,110
Additions (i)	485,608	42,138	134,274	58,633	720,653
Disposals (ii)	(6,308)	—	(19,465)	(447)	(26,220)
Acquisition of subsidiary (iii)	51,791	2,871	—	13	54,675
Amortization	(199,289)	(15,569)	—	(185)	(215,043)
Amortization	(164,319)	(15,153)	—	(180)	(179,652)
Disposals	2,667	—	—	—	2,667
Acquisition of subsidiary (iii)	(37,636)	(415)	—	(5)	(38,056)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On June 30, 2021
Cost	312,906	9,761	—	—	322,667
Additions (iv)	313,717	11,447	—	—	325,164
Disposals	(811)	(1,686)	—	—	(2,497)
Amortization	(121,313)	(10,398)	—	(7,869)	(139,580)
Amortization	(121,545)	(10,620)	—	(7,869)	(140,034)
Disposals	232	222	—	—	454
Net book value	1,009,335	73,559	169,667	54,146	1,306,707

On June 30, 2021
Cost	1,631,967	113,018	169,667	62,785	1,977,437
Accumulated amortization	(622,632)	(39,459)	—	(8,639)	(670,730)
Net book value	1,009,335	73,559	169,667	54,146	1,306,707

(i)	Refers to pulverized expenditures with software and technology, mainly related to customer experience, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions, mainly related to MOIP and other is related to purchase price allocation of MOIP (customer portfolio).
(ii)	Goodwill disposals refers to goodwill recorded in prior years related to business combinations acquisitions.
(iii)	Relates to intangible assets from MOIP, ZYGO and CDS, which were acquired in 2020.
(iv)	Refers to pulverized expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

13. Payables to third parties
Payables to third parties, in the amount of R$9,817,037 on June 30, 2021 (R$10,101,510 as of December 31, 2020) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days.
From the total amount of payable to third parties, R$675,450 (R$739,951 as of December 31, 2020) refer to the balance of transactions settled on merchant's payment account and available to be used by them and R$3,426,367 (R$3,566,818 as of December 31, 2020) are the balance of our clients maintained in their banking accounts and are automatic invested by the Company in Certificate of Deposits with 30 days of maturity and with interest average rate of 51% of CDI.

14. Deposits

	Interest rate (p.a.)	June 30, 2021	December 31, 2020

Certificate of Deposit (i)	165% of CDI	1,580,540	604,916
Corporate securities (ii)	155% of CDI	208,981	161,170
		1,789,521	766,086
Current		1,547,009	571,996
Non – Current		242,512	194,090

(i)	The average return is 165% of CDI (164% of CDI in December 2020). The increase is related to higher offer of CDBs products to our clients, considering this service began in 2020.
(ii)	The average return is 155% of CDI (158% of CDI in December 2020).
The maturity analysis of deposits is as follows:

	June 30, 2021	December 31, 2020

Due within 30 days	64,885	5,231
Due within 31 to 120 days	328,002	77,812
Due within 121 to 180 days	338,595	53,000
Due within 181 to 360 days	815,527	435,953
Due to 361 days or more days	242,512	194,090
	1,789,521	766,086
The changes in deposits were as follows:

On December 31,2019	—
Additions	892,754
Withdraws	(130,460)
Interest	3,792
On December 31,2020	766,086
Additions	1,560,755
Withdraws	(560,971)
Interest	23,651
On June 30,2021	1,789,521

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

15. Salaries and social security charges

	June 30, 2021	December 31, 2020

Profit sharing	30,516	80,665
Social charges	20,719	24,776
Payroll accruals	81,729	53,264
Payroll taxes (LTIP) (i)	78,590	11,029
Other	6,280	5,464
	217,834	175,198

(i)	Refers to social charges and income tax over LTIP balances.

16. Taxes and contributions

	June 30, 2021	December 31, 2020

Taxes
Services tax and other (i)	165,121	157,066
Value-added tax on sales and services (ii)	2,560	29,678
Social integration program (iii)	25,842	24,984
Social contribution on revenues (iii)	158,682	153,626
Income tax and social contribution (iv)	2,258	6,336
Other	9,918	8,841
	364,381	380,531

	June 30, 2021	December 31, 2020

Judicial deposits (v)
Services tax (i)	(154,402)	(150,121)
Value-added tax on sales and services (ii)	—	(29,114)
Social integration program (iii)	(25,123)	(24,498)
Social contribution on revenues (iii)	(154,608)	(150,756)
	(334,133)	(354,489)
	30,248	26,042

(i)	Refers to tax on revenues.
(ii)	In March 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the provision in the amount of R$29,114. Consequently, as the Company does not have this amount recorded in liability to make the offset with judicial deposits, the deposit is now being presented in the non-current assets as Judicial Deposits, until the withdrawal of these amounts.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

17. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	June 30, 2021	December 31, 2020

Civil	27,313	23,238
Labor	5,594	5,566
	32,907	28,804
Current	20,092	17,063
Non-Current	12,815	11,741
The PagSeguro Group is party on tax and civil lawsuits involving risks classified by management, with the assistance of its legal advisors, as possible losses, for which no provision was recognized on June 30, 2021, totaling approximately R$159,553 (December 31, 2020 - R$165,862). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. The changes in provision for contingencies were as follows:

On December 31,2019	11,849
Accrual	6,409
Acquisition of subsidiary	11,446
Settlement	(1,127)
Interest	227
On December 31,2020	28,804
Accrual	12,577
Settlement	(9,936)
Interest	1,464
On June 30,2021	32,907

18. Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution:

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences -assets	Other temporary differences -liability (ii)	Total

Deferred tax
On December 31, 2019	50,134	5,618	(161,211)	153,632	(679,123)	(630,950)
Included in the statement of income	53,941	(360)	(44,195)	11,924	(254,905)	(233,595)
On June 30, 2020	104,075	5,258	(205,406)	165,556	(934,028)	(864,545)
Included in the statement of income	(35,236)	(361)	(72,565)	(4,955)	(93,855)	(206,972)
Other	—	—	—	22,218	—	22,218
On December 31, 2020	68,839	4,897	(277,971)	182,819	(1,027,883)	(1,049,299)
Included in the statement of income	3,084	(1,473)	(71,574)	19,083	(82,540)	(133,420)
Other	4,468	—	7,372	(93)	—	11,747
On June 30, 2021	76,390	3,424	(342,173)	201,809	(1,110,423)	(1,170,973)
Deferred tax asset						88,083
Deferred tax liability						(1,259,056)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of intangible assets.
(ii)	The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

18. Income tax and social contribution (continued)
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
b)    Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expenses and the expenses computed by applying the Brazilian federal statutory rate for the six-month periods ended June 30, 2021, and 2020:

	Three-month period		Six-month period
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Profit for the period before taxes	338,177	412,437	698,528	908,591
Statutory rate	34%	34%	34%	34%
Expected income tax and social contribution	(114,980)	(140,228)	(237,500)	(308,921)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	34	(1,773)	(366)	(1,870)
R&D and technological innovation benefit (i)	38,685	24,727	75,173	53,121
Taxation of income abroad	(456)	602	(1,137)	1,344
Unrecorded deferred taxes	7,627	—	7,627	—
Other additions	3,056	549	1,145	962
Income tax and social contribution expense	(66,033)	(116,123)	(155,058)	(255,364)

Effective rate	20%	28%	22%	28%
Income tax and social contribution - current	(1,672)	(17,967)	(21,638)	(21,768)
Income tax and social contribution - deferred	(64,361)	(98,156)	(133,420)	(233,596)

(i)
Refers to the benefit granted by the Technological Innovation Law 11.196/05 (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 12.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

19. Equity
a)    Share capital
On June 30, 2021, share capital is represented by 329,224,825 common shares, per value of US$0,000025, Share capital is composed of the following shares for the six-month period ended June 30, 2021:

December 31, 2019 shares outstanding	328,855,412

Treasury shares	(350,006)
Long-Term Incentive Plan	1,058,509
Repurchase of common shares	(547,543)
December 31, 2020 shares outstanding	329,016,372
Treasury shares	(157,653)
Long-Term Incentive Plan	366,106
June 30, 2021 shares outstanding	329,224,825
b)    Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the six-month period ended June 30, 2021, the Company recognize LTIP capital movement by issuing new shares of R$53,612 (R$3,834 in the six-month period ended June 30, 2020).
c)    Share based long-term incentive plan (LTIP and LTIP goals)
Members of the Company’s management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan, employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.
That cost is recognized in personnel expenses (Note 22), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21,50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
The LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company's board of directors, and last amended by the Company's board of directors on January 19, 2021. Beneficiaries under the LTIP-Goals plan are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company's corporate results-sharing plan for any given year. If any portion of an award is payable in cash, the relevant amount in Brazilian Reais was determined on the last business day of January for awards related to 2020.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

19. Equity (continued)
For awards related to 2021 and beyond, the LTIP-Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made in cash and/or Class A common shares delivered within 10 business days of that determination date.
This arrangement is classified as equity settled. For the six-month period ended June 30, 2021, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$138,444 (R$44,974 in the six-month period ended June 30, 2020). As of June 30, 2021, the amount of R$78,590 was accounted for LTIP and LTIP Goals social charges (Note 15) and the expected amount of cash disbursement with withholding income tax for LTIP in 2021 is R$42,691.
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time, On June 30, 2021 total shares granted were 5,569,882, and the total shares issued were 5,515,778.
d)    OCI, equity valuation adjustments and non-controlling
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, which amounted to R$(503) in the six months ended on June 30, 2021 (positive value in R$959 as of December 31, 2020). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The Financial investments mentioned in Note 6 was classified at fair value through other comprehensive income. Unrealized gain on LFTs in the six-month period ended June 30, 2021 totaled R$225 (R$306 accumulated loss in December 31, 2020).
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of June 30, 2021 related to R2TECH, in the amount of R$11,663 (R$11,663 as of December 31, 2020) and BIVA, in the amount of 10,709 (R$10,709 as of December 31, 2020).
On November 3, 2020, third party withdraw their capital in the amount of R$10,600 related to the senior quotas of FIDC. Therefore, as of June 30, 2021, FIDC was composed by third party mezzanine quotes in the amount of R$10,000 million, which pay 107% of the Brazilian Interbank Deposit Certificate (CDI) with annual amortization of interest. On June 30, 2021, the share capital of FIDC is comprised of subordinated quotas and mezzanine quotas. PagSeguro Brazil owns 100% of the subordinated quotas.
e)    Treasury shares
On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares as of June 30, 2021:

	Shares	Amount	Average price per share

Repurchased shares
2018	503,642	39,532	US$20.09
2019	15,000	1,735	US$28.14
2020	547,543	44,775	US$16.13

Distributed shares to LTIP
2020	(897,549)	(72,433)	—
2021	(157,653)	(12,739)	—

Treasury Shares	10,983	870	—

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

20. Earnings per share
a)Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the three and six-month periods ended June 30, 2021 and 2020:

	Three-month period		Six-month period
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Profit attributable to stockholders of the Company	272,047	296,135	543,313	652,805
Weighted average number of outstanding common shares (thousands)	330,091,601	329,001,257	330,091,601	329,001,257
Basic earnings per share - R$	0.8242	0.9001	1.6459	1.9842
b)    Diluted
Diluted earnings per share is calculated by dividing the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period		Six-month period
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Profit used to determine diluted earnings per share	272,047	296,135	543,313	652,805
Weighted average number of outstanding common shares (thousands)	330,091,601	329,001,257	330,091,601	329,001,257
Weighted average number of shares that would have been issued at average market price	306,952	931,948	306,952	931,948
Weighted average number of common shares for diluted earnings per share (thousands)	330,398,553	329,933,204	330,398,553	329,933,204
Diluted earnings per share - R$	0.8234	0.8976	1.6444	1.9786

21. Total revenue and income

	Three-month period		Six-month period
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Gross revenue from transaction activities and other services (i)	1,739,530	964,296	3,294,940	2,050,092
Gross financial income (ii)	797,832	462,819	1,460,247	1,030,053
Other financial income (iii)	34,861	41,735	60,108	99,958
Total gross revenue and income	2,572,223	1,468,850	4,815,295	3,180,103

Deductions from gross revenue from transactions activities and other services (iv)	(191,402)	(107,834)	(361,842)	(226,826)
Deductions from gross financial income (v)	(11,222)	(3,572)	(16,654)	(8,538)
Total deductions from gross revenue and income	(202,624)	(111,406)	(378,496)	(235,364)

Total revenue and income	2,369,599	1,357,444	4,436,799	2,944,739

(i)	The amount of R$67,870 and R$132,198 for the three and six month periods ended June 30, 2021 (R$30,275 and R$45,404 in the three and six month periods ended June 30, 2020) corresponds to membership fee.
(ii)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(iii)	Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)	Deductions consist of transactions taxes. Additionally, the amount of R$6,278 and R$12,228 for the three and six month periods ended June 30, 2021 (R$2,868 and R$4,351 for the three and six month periods ended June 30, 2020) corresponds to membership fee taxes.
(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

22. Expenses by nature

	Three-month period		Six-month period
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Transactions costs (i)	(965,087)	(589,420)	(1,810,979)	(1,145,855)
Marketing and advertising	(212,744)	(98,011)	(402,897)	(254,220)
Personnel expenses (ii)	(248,570)	(98,398)	(480,232)	(203,426)
Financial expenses (iii)	(133,785)	(17,873)	(178,172)	(63,435)
Chargebacks (iv)	(147,027)	(60,324)	(320,160)	(130,496)
Depreciation and amortization (vi)	(181,524)	(81,392)	(339,826)	(140,985)
Other (v)	(142,685)	411	(206,005)	(97,731)
	(2,031,422)	(945,007)	(3,738,271)	(2,036,148)

Classified as:
Cost of services	(1,295,018)	(793,290)	(2,441,103)	(1,561,926)
Selling expenses	(363,770)	(111,202)	(731,882)	(300,224)
Administrative expenses	(225,899)	(94,251)	(414,969)	(180,036)
Financial expenses	(133,784)	(17,873)	(178,172)	(63,435)
Other income (expenses), net	(12,951)	71,609	27,855	69,473
	(2,031,422)	(945,007)	(3,738,271)	(2,036,148)

(i)	The increase is mainly represented by: costs related to freight, maintenance of POS and storage costs in the amount of R$56,381 and R$123,581 for the three and six month periods ended June 30, 2021 (R$42,347 and R$74,302 for the three and six month periods ended June 30, 2020). Additionally, costs related to interchange fees of card issuers were the amount of R$676,520 and R$1,243,244 for the three and six month periods ended June 30, 2021 (R$327,672 and R$668,988 in the three and six month periods ended June 30, 2020) and card scheme fees in the amount of R$151,629 and R$290,632 for the three and six month periods ended June 30, 2021 (R$91,638 and R$182,990 in the three and six month periods ended June 30, 2020).
(ii)	Includes R$105,755 and R$185,425 of compensation expenses related to the LTIP and LTIP goals for the three and six month periods ended June 30, 2021 (R$16,166 and R$31,411 for the three and six month periods ended June 30, 2020). The increase in personnel expenses is mainly related to the LTIP expenses and Hubs’ workforce expansion.
(iii)
Relates mainly to the early collection of receivables, which amounted to R$59,655 and R$82,991 in the three and six month periods ended June 30, 2021 (R$0 and R$32,822 in the three and six month periods ended June 30, 2020). Additionally, R$36,082 are related to variation of exchange rate over assets in foreign currency in the three and six month periods ended June 30, 2021 (R$0 in the three and six month periods ended June 30, 2020).

(iv)	Chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio, as detailed in Note 24. In the first quarter of 2021, the increase in the amount of R$73,356 is represented by inappropriate use of a system functionality implemented in the past, allowing unappropriated transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers with higher credit risk for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by Pagseguro management, and we had no losses from these matters in second quarter of 2021.
(v)	In the six-month period ended June 30, 2021, includes R$29,114 related to the reversal in the tax payable as detailed in Note 16. In the six-month period ended June 30, 2020, includes R$84,294 related to the reversal of taxation of PIS/COFINS on financial income.
(vi)	Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month period		Six-month period
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Depreciation
Cost of sales and services (i)	(110,703)	(34,957)	(210,230)	(58,096)
Selling expenses	(4)	(7)	(14)	(13)
Administrative expenses	(4,944)	(6,755)	(10,138)	(8,304)
	(115,651)	(41,719)	(220,382)	(66,413)
Amortization
Cost of sales and services	(68,585)	(40,518)	(129,358)	(76,778)
Administrative expenses	(3,893)	(1,072)	(10,677)	(1,708)
	(72,478)	(41,590)	(140,035)	(78,486)

PIS and COFINS credits (ii)	6,605	1,917	20,591	3,914

Depreciation and amortization expense, net	(181,524)	(81,392)	(339,826)	(140,985)

(i)	The depreciation of POS in the three-month period ended June 30, 2021, amounted to R$106,835 (R$202,531 in the six-month period ended June 30, 2021). In the three-month period ended June 30, 2020, amounted to R$31,190 (R$51,024 in the six-month period ended June 30, 2020).
(ii)	PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

23. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.
The PagSeguro Group classifies its financial instruments into the following categories:

	June 30, 2021	December 31, 2020

Financial assets
Amortized cost:
Cash and cash equivalents	1,195,544	1,640,065
Accounts receivable	17,697,280	16,076,540
Other receivables	139,525	164,805
Judicial deposits	38,256	7,449
Investment	16,155	16,400

Fair value through other comprehensive income
Financial investments	1,009,984	979,837

	20,096,744	18,885,096

	June 30, 2021	December 31, 2020
Financial liabilities
Amortized cost:
Payables to third parties	9,817,037	10,101,510
Trade payables	343,938	335,539
Trade payables to related parties	288,169	58,336
Deposits	1,789,521	766,086
Deferred revenue	222,009	213,555
Other liabilities	176,324	159,198
	12,636,998	11,634,224

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

24. Financial risk management
The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits, both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of June 30, 2021. For this analysis, the Group adopted as a probable scenario for the future interest rates of 6.0% for the CDI (increase of 40%). As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit and corporate securities) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (4.25%)	Probable scenario with increase of 40% (to 6.0%)

Cash and cash equivalents	100% of CDI	1,195,544	50,811	71,733
Financial investments	100% of CDI	1,009,984	42,924	60,599
Certificate of Deposit	160% of CDI	1,797,403	(122,223)	(172,551)
Corporate securities	155% of CDI	208,981	(13,767)	(19,435)
Bank accounts	51% of CDI	3,426,367	(74,267)	(104,847)
Total			(116,522)	(164,501)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. Our risk is mainly related to Boa Compra and BCPS that have revenues in other currencies and cash and cash equivalents maintained in other countries. PagSeguro Group is not materially exposed to foreign exchange risk.
Equity price risk
The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of June 30, 2021, and December 31, 2020, the exposure to equity price from such investments was not material.
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

24. Financial risk management (continued)
The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback, which was impacted by specific events in the six-month period ended June 30, 2021, are disclosed in Note 22.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with our customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for our customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii) Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On June 30, 2021, PagSeguro Group held cash and cash equivalents of R$1,195,544 (R$1,640,065 on December 31, 2020).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

24. Financial risk management (continued)

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On June 30, 2021
Payables to third parties	7,697,982	1,360,499	405,751	352,805	—
Trade payables	337,884	5,610	444	—	—
Trade payables to related parties	—	55,008	—	241,419	—
Deposits	65,115	331,356	345,258	841,521	252,819

On December 31, 2020
Payables to third parties	8,348,127	1,146,136	300,058	299,645	7,544
Trade payables	332,733	2,806	—	—	—
Trade payables to related parties	—	46,945	5,063	6,328	—
Deposits	5,231	77,812	53,000	435,952	194,091

25. Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
The PagSeguro Group had no loans on June 30, 2021, and December 31, 2020, Therefore, no gearing ratio is presented.

26. Non-cash Transactions

	June 30, 2021	June 30, 2020

Non-cash operation activities
Distribution of LTIP with treasury shares	12,739	—

Non-cash investing activities
Property and equipment acquired through lease	—	79,718
MTM of financial investments	225	(125)

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

27. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of June 30, 2021:

	June 30, 2021
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	347,058	848,487	—
Financial investments	1,009,984	—	—
Accounts receivable	—	17,697,280	—
Other receivables	—	139,525	—
Judicial deposits	—	38,256	—
Investment	—	—	16,155

Financial liabilities
Payables to third parties	—	9,817,037	—
Trade payables	—	343,938	—
Trade payables to related parties	—	288,169	—
Deposits	—	1,789,521
Deferred revenue	—	222,009	—
Other liabilities	—	176,324	—

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2021 and for the three and six-month periods ended June 30, 2021 and 2020
All amounts in thousands of reais unless otherwise stated)

27. Fair value measurement (continued)

	December 31, 2020
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	321,674	1,318,391	—
Financial investments	979,837	—	—
Accounts receivable	—	16,076,540	—
Other receivables	—	164,805	—
Judicial deposits	—	7,449	—
Investment	—	—	16,400

Financial liabilities
Payables to third parties	—	10,101,510	—
Trade payables	—	335,539	—
Trade payables to related parties	—	58,336	—
Deposits	—	766,086	—
Deferred revenue	—	213,555	—
Other liabilities	—	159,198	—
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.
Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the six-month period ended June 30, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer